United States securities and exchange commission logo





                               August 14, 2023

       Diane Saadeh-Jajeh
       Chief Financial Officer
       GameStop Corp.
       625 Westport Parkway
       Grapevine, TX 76051

                                                        Re: GameStop Corp.
                                                            Form 10-K for the
Fiscal Year Ended January 28, 2023
                                                            Filed March 28,
2023
                                                            File No. 001-32637

       Dear Diane Saadeh-Jajeh:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 28, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Consolidated Results of Operations, page 26

   1. In the discussion of year over year changes in net sales, gross profit and selling, general and administrative
expenses you identify multiple factors for changes in the line items without quantifying the
impact of each. Please revise to quantify the change for each of the factors that you
cite. Refer to Item 303(b) of Regulation S-K.
       Item 8. Financial Statements and Supplementary Data
       11. Intangible Assets
       Digital Assets, page 52

   2. Please provide us with your accounting analysis, including classification, for the IMX and
                                                        Digital Worlds NFTs
Ltd. transactions citing the authoritative literature used to reach your
 Diane Saadeh-Jajeh
GameStop Corp.
August 14, 2023
Page 2
         conclusions. Also, detail the rights and obligations of the parties and the business purpose surrounding your right to receive $150 million in IMX tokens.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 with any questions.



FirstName LastNameDiane Saadeh-Jajeh                           Sincerely,
Comapany NameGameStop Corp.
                                                               Division of
Corporation Finance
August 14, 2023 Page 2                                         Office of Trade
& Services
FirstName LastName